                                                                    EXHIBIT 1

                               HUFFMAN KOOS INC.
                            ROUTE 4 AND MAIN STREET
                          RIVER EDGE, NEW JERSEY 07661

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about September 25, 1995 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on September 25, 1995. The Offer is scheduled to expire at 12:00 midnight on October 23, 1995, New York City time, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has agreed with the Company that, subject to permitted extensions of the Offer of no more than five business days in the aggregate for the purpose of obtaining the tender of 90 percent of the outstanding Shares, it will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change of control of the Company.

     The information contained in this Information Statement concerning the Parent and the Purchaser has been furnished to the Company by the Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The common stock, $0.01 par value per share (the "Company Common Stock"), is the only class of voting stock of the Company outstanding. As of September 18, 1995, there were outstanding and entitled to vote 3,938,400 shares of the Company Common Stock, each of which is entitled to one vote. An additional 140,200 shares of the Company Common Stock are issuable pursuant to outstanding employee options, 60,100 of which are immediately exercisable. No cumulative voting rights exist under the Company's Certificate of Incorporation. For information regarding the ownership of the Company Common Stock by holders of more than five percent of the outstanding shares and by the management of the Company, see "Security Ownership of Certain Beneficial Owners and Management."

     The Board is comprised of a single class. Generally, the directors are elected at the Annual Meeting of the Stockholders of the Company and each director elected holds office until his successor is elected and qualified. The Board currently consists of eight members. There are no family relationships among any directors or executive officers of the Company.

RIGHT TO DESIGNATE DIRECTORS

     The Company has agreed in the Merger Agreement that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer or the Majority Shares pursuant to the Stockholders Agreement (unless as a result of such purchase the Purchaser owns at least 90% of the Shares then outstanding) and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give the Purchaser representation on the Board equal to the product

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

of the number of directors on the Board and the ratio that the combined voting power of the Shares so purchased bears to the total combined voting power of all outstanding Shares on a fully-diluted basis, and, upon request by the Purchaser, the Company shall use its best efforts either, at the Company's election, to increase promptly the size of the Board or to secure promptly the resignation of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and to cause the Purchaser's designees to be so elected. At such times, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the board of each committee of the Board. Notwithstanding the foregoing, the Merger Agreement provides that the Company shall use its best efforts to ensure that two of the members of the Board as of the date of the Merger Agreement shall remain members of the Board until the Effective Time.

     The Company's obligations to appoint the Purchaser's designees to the Board pursuant to the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, if applicable. The Company has agreed to promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Merger Agreement to cause a majority of the directors of the Company to consist of the Purchaser's designees and to include in the
Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill such obligations.

PURCHASER'S DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that the Purchaser's designees will take office as directors of the Company upon the purchase by the Purchaser of Shares pursuant to the Offer or the Majority Shares pursuant to the Stockholders Agreement.

     The Purchaser has advised the Company that its designees will be the persons described in the following table and has provided the information below regarding such individuals.

          NAME              AGE                        PRINCIPAL OCCUPATION
- ------------------------    ---    ------------------------------------------------------------
Michael H. Solomon......    47     Chairman of the Board and Chief Executive Officer of
                                   Arnold's and the Parent
Terry M. Theodore.......    32     Vice President of Kidd, Kamm Investments, Inc.
Kurt L. Kamm............    52     President and Secretary of Kidd, Kamm Investments, Inc.

     Michael H. Solomon has been the Chairman of the Board and Chief Executive Officer of Arnold's since 1994 and was named the Chairman of the Board and Chief Executive Officer of the Parent and the Chairman of the Board of the Purchaser in 1995. Mr. Solomon served as the President and Chief Executive Officer of Stylus, Inc. from 1990 to 1994.

     Terry M. Theodore has been a partner of KKC since 1989. Mr. Theodore serves as a Vice President of Kidd, Kamm Investments, Inc. Mr. Theodore was named the Secretary and a Director of the Parent and the Vice President, Secretary and a Director of the Purchaser in 1995.

     Kurt L. Kamm is the Co-Founder, Officer and Controlling Stockholder of KKC. Mr. Kamm has served as the President, Secretary and a Director of Kidd, Kamm Investments, Inc. since 1990. Mr. Kamm was named the Vice Chairman and a Director of the Parent and the Treasurer and a Director of the Purchaser in 1995.

BOARD OF DIRECTORS OF THE COMPANY

     Listed below are the names, ages and principal occupations of all directors of the Company.

          NAME              AGE                  PRINCIPAL OCCUPATION                 DIRECTOR SINCE
- ------------------------    ---    ------------------------------------------------   --------------
William Hellman.........    74     Chairman of the Board of the Company                    1986
Fred Berk...............    52     President and Chief Executive Officer of the            1989
                                   Company
Peter C.B. Bynoe........    44     Attorney at Law, Rudnick & Wolfe                        1991
Charles H. Jamison......    55     President and Chief Operating Officer of Jupiter        1986
Michael Kurzman.........    56     Executive Vice President and Treasurer of The           1993
                                   Lurie Company and its subsidiaries and LaSalle
                                   Security Systems, Inc.
Philip Rootberg.........    77     Vice President and Treasurer of the Company;            1986
                                   Senior Partner of Philip Rootberg & Company,
                                   L.L.P., a public accounting firm
Edward W. Ross..........    74     Chief Executive Officer of Jupiter                      1986
Wallace W. Schroeder....    70     Director of JG Industries, Inc.                         1988

     Except as set forth below, each of the nominees has been engaged in his principal occupation described above during the past five years.

     William Hellman has been the Chairman of the Board of the Company since 1988. Mr. Hellman has served as the President of Goldblatt's Department Stores, Inc., a wholly-owned subsidiary of JG Industries, Inc. ("JG"), since May 1993 and from February 1986 to October 1990. Mr. Hellman has also served as a Director of Sussex since September 1984 and as the Chairman of the Board, Chief Executive Officer and President since February 1988.

     Fred Berk has been the President and Chief Executive Officer of the Company since August 1990. Mr. Berk served as the President and Chief Operating Officer of the Company from March 1989 to August 1990. Mr. Berk also served as the President of the Barker Bros. division of Sussex from March 1986 to March 1989.

     Peter C.B. Bynoe is an attorney with the law firm, Rudnick & Wolfe. Mr. Bynoe serves as the Chairman of the Board and Chief Executive Officer of Telemat Ltd. Mr. Bynoe also serves as a Director of Uniroyal Technology Corporation. Mr. Bynoe has served as a Director of JG since 1991.

     Charles H. Jamison serves as the President, Chief Operating Officer and a Director of Jupiter. Mr. Jamison also serves as a Director of Integon Corporation. Mr. Jamison has served as a Director of JG since 1986.

     Michael Kurzman serves as the Executive Vice President and Treasurer of the Lurie Company and its subsidiaries and LaSalle Security Systems, Inc. Mr. Kurzman also serves as the President and a Director of Lurie Century Associates, Lurie Columbia Associates, Inc., Randolph Jefferson, Inc. and TLC Real Estate, Inc. Mr. Kurzman has served as a Director of JG since 1983.

     Philip Rootberg has served as the Vice President and Treasurer of the Company since 1989. Mr. Rootberg serves as the Vice President and a Director of JG and as the Senior Executive Vice President and a Director of Jupiter. Mr. Rootberg also serves as the Senior Partner of the public accounting firm, Philip Rootberg & Company, L.L.P. Mr. Rootberg has served as a Director of Sussex since 1984.

     Edward W. Ross serves as the Chairman of the Board, Chief Executive Officer and a Director of Jupiter. Mr. Ross also serves as a Director of Sussex. Mr. Ross has served as the Vice Chairman and a Director of JG since 1983.

     Wallace W. Schroeder has served as a Director of JG since 1982. Mr. Schroeder served as an outside consultant to the Company from September 1987 to May 1988. Mr. Schroeder also served as the Vice President -- Chief Financial Offer of the Company from July 1986 to September 1987.

     The Company, the Parent and the Purchaser have agreed pursuant to the Merger Agreement that, following the election or appointment of the Purchaser's designees and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by the Company or the Board, (ii) any extension by the

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

Company or the Board of the time for the performance of any of the obligations or other acts of the Parent or the Purchaser or (iii) any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of, and will be effective if and only if approved by, a majority of the directors of the Company then in office who were also directors of the Company as of the date of the Merger Agreement.

     It is contemplated that, except for Fred Berk, President and Chief Executive Officer of the Company, the current directors of the Company will resign upon the closing of the Offer.

BOARD MEETINGS -- COMMITTEES OF THE BOARD

     The Board met four times during the fiscal year ended January 31, 1995. The Board presently maintains an Audit Committee, an Executive Committee and a Stock Option and Compensation Committee, but not a Nominating Committee.

     The Executive Committee consists of Messrs. Hellman, Rootberg and Ross and exercises the powers of the Board in certain business transactions and affairs of the Company during the intervals between meetings of the Board. The Executive Committee met once during the fiscal year ended January 31, 1995.

     The Stock Option and Compensation Committee consists of Messrs. Hellman, Rootberg and Ross and determines salary and bonus arrangements for all executive officers of the Company, including the Chief Executive Officer. In addition, stock options for officers, managers and other key employees are awarded at the discretion of the Stock Option and Compensation Committee. The Stock Option and Compensation Committee met once during the fiscal year ended January 31, 1995.

     The Audit Committee consists of Messrs. Bynoe, Jamison and Schroeder. Its functions include reviewing the independent auditors, recommending to the Board the engagement and discharge of independent auditors, reviewing with the independent auditors the plan and results of auditing engagements, approving or ratifying each professional service provided by independent auditors and estimated by management to cost more than 10% of the previous year's audit fee, considering the range of audit and non-audit fees, reviewing the scope and results of the Company's procedures for internal auditing and adequacy of internal accounting controls and directing and supervising special investigations. The Audit Committee met once during the fiscal year ended January 31, 1995.

     During the fiscal year ended January 31, 1995, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he has been a director) and (ii) the total number of meetings held by all committees of the Board on which he served (during the periods that he served).

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

     The following table sets forth certain information concerning the beneficial ownership of the Company Common Stock as of September 20, 1995 by each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Company Common Stock. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares of the Company Common Stock. The Company Common Stock constitutes the only class of equity securities outstanding.

                                                               SHARES OF COMPANY        PERCENT OF
            NAME AND ADDRESS OF BENEFICIAL OWNER                 COMMON STOCK       OUTSTANDING SHARES
- ------------------------------------------------------------   -----------------    ------------------
Sussex Group, Ltd...........................................       1,250,000               31.8%
  1615 West Chicago Avenue
  Chicago, IL 60622
Jupiter Industries, Inc.....................................         950,000               24.1%
  919 North Michigan Avenue
  Chicago, IL 60611

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth certain information concerning the beneficial ownership of the Company Common Stock as of August 31, 1995 by each director of the Company, by each of the executive officers listed in the Summary Compensation Table, and by all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes following the table, the persons as to whom the information is given have sole voting and investment power with respect to the shares of the Company Common Stock shown as beneficially owned.

                                                               SHARES OF COMPANY        PERCENT OF
                  NAME OF BENEFICIAL OWNER                       COMMON STOCK       OUTSTANDING SHARES
- ------------------------------------------------------------   -----------------    ------------------
Fred Berk+*.................................................         29,000(1)               **
Peter C.B. Bynoe+...........................................              0                   0
William Hellman+............................................         32,500                  **
Charles Jamison+............................................              0                   0
Michael Kurzman+............................................              0                   0
Philip Rootberg+*...........................................         10,000                  **
Edward W. Ross+.............................................              0                   0
Wallace W. Schroeder+.......................................          1,500                  **
Joseph Albanese*............................................          7,100(2)               **
John Alecci*................................................          7,100(3)               **
Timothy Costello*...........................................          4,200(4)               **
Al Melchiano*...............................................          6,000(5)               **
All directors and officers (8 persons)......................         97,400(6)              2.4%

- -------------------------
(1) This number includes 28,000 shares issuable upon exercise of currently exercisable employee stock options.

(2) This number includes 6,600 shares issuable upon exercise of currently exercisable employee stock options.

(3) This number includes 6,400 shares issuable upon exercise of currently exercisable employee stock options.

(4) This number includes 4,200 shares issuable upon exercise of currently exercisable employee stock options.

(5) This number includes 6,000 shares issuable upon exercise of currently exercisable employee stock options.

(6) This number includes 51,200 shares issuable upon exercise of currently exercisable employee stock options.

 +  Director

 *  Executive Officer

**  Less than 1%

                               EXECUTIVE OFFICERS

     The following provides certain information regarding the executive officers of the Company who are appointed by and serve at the pleasure of the Board:

          NAME              AGE                            POSITION(S)
- ------------------------    ---    ------------------------------------------------------------
William Hellman.........    74     Chairman of the Board(1)
Fred Berk...............    52     President and Chief Executive Officer(1)
Philip Rootberg.........    77     Vice President and Treasurer(1)
Joseph Albanese.........    37     Vice President and Chief Financial Officer(2)
John Alecci.............    45     Vice President -- MIS(3)
Timothy Costello........    47     Vice President -- Warehouse Distribution(4)
Jack Disanza............    42     Vice President -- Store Operations(5)
Al Melchiano............    50     Vice President -- Advertising and Marketing(6)

- -------------------------
(1) See information under "Board of Directors of the Company."

(2) Joseph Albanese has been a Vice President and the Chief Financial Officer since April 1989. Mr. Albanese served as the Controller from May 1988 to April 1989. Mr. Albanese also served as the Controller at Belco Pollution Control Corporation, an engineering subsidiary of Foster Wheeler Corporation, from March 1982 to April 1988.

(3) John Alecci has been the Vice President -- MIS since April 1990. Mr. Alecci served as a Director of MIS from November 1988 to April 1990. Mr. Alecci also served as a Consultant for the Company from April 1988 to October 1988. Mr. Alecci was a partner of XDS, Inc., a data processing consultant firm, from August 1978 to December 1986. From January 1987 to November 1988, Mr. Alecci was an independent data processing consultant.

(4) Timothy Costello has been the Vice President -- Warehouse Distribution since April 1989. Mr. Costello served as Director of Warehouse Distribution from April 1988 to April 1989. Mr. Costello also served as the Regional Distribution Manager for Midas International, an automobile aftermart manufacturer, from April 1984 to April 1988.

(5) Jack Disanza has been the Vice President -- Store Operations since December 1994. Mr. Disanza served as the Vice President -- Store Operations for General Vision Services Corp. from September 1993 to November 1994. Mr. Disanza also served as the Vice President -- Store Operations for Duty Free Shoppers, Ltd. from December 1990 to September 1994. From April 1985 to December 1990, Mr. Disanza was the Vice President of Stores for The Fur Vault Inc.

(6) Al Melchiano has been the Vice President -- Advertising and Marketing since July 1991. Mr. Melchiano served as the President of Showcase Interiors from April 1990 to June 1991. Mr. Melchiano also served as the General Manager of Cabot House from January 1989 to March 1990. From January 1986 to December 1988, Mr. Melchiano was the President of Rapids Furniture Company.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the four other highest compensated executive officers of the Company (determined as of the end of the last fiscal year) for the fiscal years ended January 31, 1995, 1994 and 1993 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                              AWARDS
                                                                            SECURITIES       ALL OTHER
                                                     SALARY      BONUS      UNDERLYING    COMPENSATION(3)
       NAME AND PRINCIPAL POSITION          YEAR      ($)         ($)       OPTIONS(#)          ($)
- -----------------------------------------   ----    --------    --------    ----------    ---------------
Fred Berk(1).............................   1995    $241,667    $109,667      20,000          $ 7,965
  President and Chief                       1994     198,333      87,570      10,000            5,396
  Executive Officer                         1993     185,000      66,258          --            4,020
Al Melchiano(2)..........................   1995     110,833      44,639       5,000           10,325
  Vice President --                         1994     101,750      38,920       5,000            5,761
  Marketing and Advertising                 1993      97,084      29,448       5,000            6,338
Joseph Albanese(2).......................   1995     100,833      44,639       5,000            9,777
  Vice President --                         1994      91,750      38,920       5,000            2,632
  Chief Financial Officer                   1993      87,333      29,448       2,000              508
Timothy Costello(2)......................   1995     100,833      44,639       5,000           10,002
  Vice President --                         1994      91,750      38,920       5,000            2,825
  Warehouse Distribution                    1993      87,333      29,448       1,000              567
John Alecci(2)...........................   1995      93,333      44,639       5,000            9,962
  Vice President -- MIS                     1994      84,167      38,920       5,000            2,673
                                            1993      78,667      29,448       3,000              543

- -------------------------
(1) Fred Berk entered into an employment agreement with the Company as of August 5, 1990 providing for his employment as the President and Chief Executive Officer. On March 31, 1994, Mr. Berk's contract was extended for a three-year term effective April 1, 1994 at a base salary of $250,000, plus a share of the Company's bonus pool. The contract was amended on April 30, 1995 to provide certain benefits in the event there is a change in ownership or control of the Company and to increase Mr. Berk's base salary to $275,000, plus a share of the Company's bonus pool. In the event of a change in ownership or control of the Company, if either the Company or Mr. Berk chooses to terminate the existing employment contract, Mr. Berk is entitled to a sum equal to twenty-four months salary as severance pay. In the event the Company and Mr. Berk cannot mutually agree on an extension prior to the end of the agreement, he will receive as severance pay a sum equal to six months salary.

(2) The Company and this employee have entered into a severance agreement providing certain benefits to the employee if ownership or control of the Company changes and the employee's employment terminates within a specified time period. In such case, each employee's employment terminates within a specified time period. In such case, the employee is entitled to a sum equal to twelve months salary as severance pay.

(3) The amounts shown represent Company contributions to the account of the Named Executive Officer pursuant to the Company's 401(k) plan, car allowances and the cost of group term life insurance in excess of $50,000.

OPTIONS

     The following table provides certain information concerning individual grants of stock options under the Option Plan (as hereinafter defined) made during the fiscal year ended January 31, 1995 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                              INDIVIDUAL GRANTS(1)

                                                                                                 POTENTIAL
                                                                                            REALIZABLE VALUE AT
                                                                                              ASSUMED ANNUAL
                                     NUMBER OF     % OF TOTAL     EXERCISE                    RATES OF STOCK
                                     SECURITIES     OPTIONS       OR BASE                   PRICE APPRECIATION
                                     UNDERLYING    GRANTED TO      PRICE                    FOR OPTION TERM(2)
                                      OPTIONS     EMPLOYEES IN     ($ PER     EXPIRATION    -------------------
               NAME                   GRANTED     FISCAL YEAR      SHARE)        DATE        5%($)      10%($)
- ----------------------------------   ---------    ------------    --------    ----------    -------    --------
Fred Berk.........................     20,000         38.5%        $ 7.94       3/31/04     $99,800    $253,000
Al Melchiano......................      5,000          9.6%          7.94       3/31/04      24,950      63,250
Joseph Albanese...................      5,000          9.6%          7.94       3/31/04      24,950      63,250
Timothy Costello..................      5,000          9.6%          7.94       3/31/04      24,950      63,250
John Alecci.......................      5,000          9.6%          7.94       3/31/04      24,950      63,250

- -------------------------
(1) The Option Plan provides that the optionee may purchase 20% of the shares of stock on and after the first anniversary of the date of issuance and after each of the four succeeding anniversaries of that date.

(2) Based upon the per share market price on the date and an annual appreciation at the rate stated of such market through the expiration date of such stock options. Gains, if any, are dependent upon the actual performance of the Company Common Stock, as well as the continued employment of the executive officers through the vesting period. There is no assurance that the stock price will appreciate at the rates shown in the table. The potential realizable values indicated have not taken into account amounts required to be paid as income tax under the Internal Revenue Code and any applicable state laws.

     The following table provides certain information concerning each exercise of stock options under the Option Plan during the fiscal year ended January 31, 1995 by each of the Named Executive Officers and the fiscal year end value of unexercised stock options held by such persons under the Option Plan:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES






                                                               NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                  SHARES                   OPTIONS AT FISCAL YEAR END         IN-THE-MONEY OPTIONS
                                 ACQUIRED       VALUE                 (#)                  AT FISCAL YEAR END ($)(1)
                                ON EXERCISE    REALIZED    ----------------------------    ----------------------------
            NAME                    (#)          ($)       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -----------------------------   -----------    --------    -----------    -------------    -----------    -------------
Fred Berk....................        --           --          22,000          33,000        $ 133,000        $44,500
Al Melchiano.................        --           --           3,000          12,000           11,500         21,000
Joseph Albanese..............        --           --           4,200          10,800           21,100         15,900
Timothy Costello.............        --           --           2,000          10,400            7,700         14,200
John Alecci..................        --           --           3,800          11,200           17,900         17,600

- -------------------------
(1) Dollar values were calculated by determining the difference between the fair market value of the underlying securities at fiscal year end and the exercise price of the stock options.

     The Company has agreed in the Merger Agreement that, except as otherwise requested by the Parent and for rights outstanding under the Option Plan, the Company shall use its reasonable efforts to purchase all outstanding stock options with respect to the Company Common Stock prior to the expiration of the Offer, at a price, with respect to each such stock option, equal to the positive difference, if any, of (x) the product of (i) the aggregate number of shares of the Company Common Stock subject to such stock option (without regard to any vesting schedule that might otherwise apply) times (ii) the Offer Price, minus
(y) the aggregate exercise price for all of the shares of the Company Common Stock subject to such stock option (without regard to any vesting schedule that might otherwise apply). The Stock Option and Compensation Committee of the Board has approved the termination of the Option Plan and the purchase or termination of outstanding stock options issued thereunder as contemplated by the Merger Agreement.

1986 STOCK OPTION PLAN

     On August 29, 1986, the Company's Board adopted the Company's 1986 Stock Option Plan which was approved by the Company's sole shareholder, Sussex, on August 19, 1986, and amended and restated in November 1990 (the "Option Plan"). The Option Plan, as amended by the stockholders at the June 21, 1994 annual meeting, permits the granting of options to officers and key employees of the Company to purchase up to an aggregate of 400,000 shares of the Company Common Stock, subject to adjustment under certain circumstances. One or all such stock options may be "incentive stock options" within the meaning of the Internal Revenue Code, as amended. All stock options granted under the Option Plan have an exercise price of not less than the fair market value of the shares on the date of grant. As of August 31, 1995, 140,200 shares of the Company Common Stock were subject to outstanding options, and there were 33 participants.

     The Option Plan is administered by the Stock Option and Compensation Committee of the Board which has sole authority to determine, among other things, the persons to whom options will be granted and the time or times when options become exercisable.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     See "Executive Compensation."

     In a memorandum of understanding addressed to Fred Berk (the "Berk Understanding"), the Parent has, through its affiliate Arnold's, indicated its desire that the Surviving Corporation continue to employ Mr. Berk after consummation of the Merger. The Berk Understanding provides that Mr. Berk will be elected to the Board of the Parent and appointed the President and Chief Operating Officer of the Parent and will continue to serve as the President and Chief Executive Officer of the Company as the Surviving Corporation after the Merger. The Berk Understanding also provides that Mr. Berk's base salary shall be $325,000 per annum (the "Berk Base Salary"). In addition, Mr. Berk will be eligible to earn an annual bonus of up to 75% of the Berk Base Salary for achieving the Surviving Corporation's annual earnings before interest, taxes, depreciation and amortization ("EBITDA") target. Further, Mr. Berk will be eligible to earn an additional 1% of the Berk Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Berk will also be eligible to participate in the Parent's management stock option plan (the "Parent Management Stock Option Plan"). The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Berk Understanding has been filed as Exhibit 6A to this Schedule 14D-9.

     In letters of understanding addressed to Joseph Albanese, John Alecci, Timothy Costello, Jack Disanza and Al Melchiano, the Parent has, through its affiliate Arnold's, indicated its desire that the Surviving Corporation continue to employ Messrs. Albanese, Alecci, Costello, Disanza and Melchiano after consummation of the Merger, in each case upon the terms suggested therein.

     The letter of understanding with Joseph Albanese (the "Albanese Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Albanese Understanding at least 60 days prior to the end of the applicable year (the "Albanese Employment Period"). During the Albanese Employment Period, Mr. Albanese's base salary shall be $115,000 per annum (the "Albanese Base Salary"). In addition, Mr. Albanese will be eligible to earn an annual bonus of up to 50% of the Albanese Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Albanese will be eligible to earn an additional 1% of the Albanese Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Albanese will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Albanese Understanding has been filed as Exhibit 6B to this Schedule 14D-9.

     The letter of understanding with John Alecci (the "Alecci Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Alecci Understanding at least 60 days prior to the end of the applicable year (the "Alecci Employment Period"). During the Alecci Employment Period, Mr. Alecci's base salary shall be $107,000 per annum (the "Alecci Base Salary"). In addition, Mr. Alecci will be eligible to earn an annual bonus of up to 50% of the Alecci Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Alecci will be eligible to earn an additional 1% of the Alecci Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Alecci will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Alecci Understanding has been filed as Exhibit 6C to this Schedule 14D-9.

     The letter of understanding with Timothy Costello (the "Costello Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Costello Understanding at least 60 days prior to the end of the applicable year (the "Costello Employment Period"). During the Costello Employment Period, Mr. Costello's base salary shall be $115,000 per annum (the "Costello Base Salary"). In addition, Mr. Costello will be eligible to earn an annual bonus of up to 50% of the Costello Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Costello will be eligible to earn an additional 1% of the Costello Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Costello will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Costello Understanding has been filed as Exhibit 6D to this Schedule 14D-9.

     The letter of understanding with Jack Disanza (the "Disanza Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Disanza Understanding at least 60 days prior to the end of the applicable year (the "Disanza Employment Period"). During the Disanza Employment Period, Mr. Disanza's base salary shall be $115,000 per annum (the "Disanza Base Salary"). In addition, Mr. Disanza will be eligible to earn an annual bonus of up to 50% of the Disanza Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Disanza will be eligible to earn an additional 1% of the Disanza Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Disanza will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Disanza Understanding has been filed as Exhibit 6E to this Schedule 14D-9.

     The letter of understanding with Al Melchiano (the "Melchiano Understanding") dated September 7, 1995 provides for a term of one year with automatic one year extensions unless the Surviving Corporation provides written notice of its intention not to renew the Melchiano Understanding at least 60 days prior to the end of the applicable year (the "Melchiano Employment Period"). During the Melchiano Employment Period, Mr. Melchiano's base salary shall be $122,000 per annum (the "Melchiano Base Salary"). In addition, Mr. Melchiano will be eligible to earn an annual bonus of up to 50% of the Melchiano Base Salary for achieving the Surviving Corporation's annual EBITDA target. Further, Mr. Melchiano will be eligible to earn an additional 1% of the Melchiano Base Salary for each 1% by which the Surviving Corporation's actual annual EBITDA exceeds its annual EBITDA target. Mr. Melchiano will also be eligible to participate in the Parent Management Stock Option Plan. The Parent Management Stock Option Plan will be effected shortly after consummation of the Merger, and the Board of Directors of the Parent has authorized up to 5% of the stock of the Parent for inclusion in the Parent Management Stock Option Plan. A copy of the Melchiano Understanding has been filed as Exhibit 6F to this
Schedule 14D-9.

COMPENSATION OF COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Stock Option and Compensation Committee has performed the function of determining executive officer compensation. During the fiscal year ended January 31, 1995, the Stock Option and Compensation Committee was comprised of three members, two of whom are also officers and one who is a non-employee of the Company. William Hellman, Chairman of the Board, and Philip Rootberg, Vice President and Treasurer, each serve on the Stock Option and Compensation Committee. Edward Ross also serves as Chairman of the Stock Option and Compensation Committee. This Committee met once in fiscal 1995.

COMPENSATION OF DIRECTORS

     Each Director who is not an officer of the Company receives an annual fee of $5,000 plus $500 for each Board meeting attended, and is also compensated for all committee meetings at a rate equal to one-half of that set from time to time for Board meetings. Outside directors may also be compensated for attendance at meetings with the executives of the Company and for related services on behalf of the Company, in the discretion of the Executive Committee.

     The Board established a Special Committee of the Board of Directors
(the "Special Committee") to help the Board review the Company's strategic alternatives, and subsequent to the Company's public announcement that it had retained The Chicago Corporation to advise it in considering the possible sale of the Company, the Special Committee assisted the Board in conducting the sale process. In connection with their services as members of the Special Committee, the Company will pay directors Peter C.B. Bynoe and Michael Kurzman each a fee of $10,000.

BOARD STOCK OPTION AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Board's Stock Option and Compensation Committee determines salary and bonus arrangements for all executive officers of the Company, including the Chief Executive Officer.

     Compensation of store managers and buyers consists of a base salary, which is related to the size of the profit center managed, plus a bonus based on a pre-set formula related to sales and gross margins produced by such profit center. Compensation of other department managers consists of a base salary which is related to the duties and responsibilities of the position consistent with industry and regional pay guides.

     The Chief Executive Officer's compensation, as well as that of the next four most highly compensated officers, is comprised of a base salary which is directly related to the responsibilities of the position and a bonus based on a pre-set formula related to annual pre-tax profits. The Chief Executive Officer and the four most highly compensated officers which comprise the executive staff work together as a corporate team and bear the principal burden of corporate management decisions -- the Chief Executive Officer, of course, bearing final responsibility. Thus, the executive staff participates in a separate and more heavily weighted bonus award. Determination of executive staff bonuses is made only after all store managers and buyers bonuses have been computed and deducted from pre-tax earnings. From the remaining profit before taxes, a bonus pool is created for payment to the executive staff. Total bonuses accrued in fiscal 1995 for the executive staff, store managers and buyers amounted to $412,000.

     The compensation of the Chief Executive Officer is directly related to the performance and profitability of the Company. A significant portion of the Chief Executive Officer's compensation is based on his bonus which is directly related to the pre-tax profits of the Company. For fiscal 1995, the bonus of the Chief Executive Officer increased 25% while the pre-tax profits of the Company increased 21%.

     Based upon a review of publicly available information on regional companies reporting comparable amounts of annual gross revenues, the Stock Option and Compensation Committee believes that the cash compensation (salary and bonus) paid to the Chief Executive Officer of the Company is comparable to the compensation of the chief executive officers of such regional companies.

     The Company has maintained employee compensation programs designed to compensate its officers, managers and other key employees in relationship to the profitability of the Company through its bonus programs. In addition, stock options for officers, managers and other key employees are awarded at the discretion of the Board's Stock Option and Compensation Committee. The stock option program is designed to give additional incentive to the officers, managers and other key employees to enhance the value of the Company to all shareholders.
                                          William Hellman
                                          Philip Rootberg
                                          Edward Ross

STOCKHOLDER RETURN PERFORMANCE GRAPH

     Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company Common Stock against the cumulative total return of the NASDAQ Stock Market Index and the NASDAQ Retail Trade Index for the period of five years commencing January 31, 1990 and ending January 31, 1995. The graph assumes that the value of the investments in the Company Common Stock and each index was $100 on January 31, 1990.

                   COMPARISON OF FIVE YEAR TOTAL RETURN AMONG
                               HUFFMAN KOOS INC.
                            NASDAQ STOCK MARKET AND
                          NASDAQ RETAIL TRADE INDICES

                                                                     NASDAQ
      MEASUREMENT PERIOD                         NASDAQ STOCK     RETAIL TRADE
    (FISCAL YEAR COVERED)        HUFFMAN KOOS    MARKET INDEX       STOCKS
1990                                       100             100             100
1991                                        58             102             120
1992                                       125             156             210
1993                                       358             176             189
1994                                       433             203             203
1995                                       483             180             192

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of the Company Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms which they file.

     To the Company's knowledge, based solely on review of information furnished to the Company, reports filed through the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with during the fiscal year ended January 31, 1995.

                              CERTAIN TRANSACTIONS

     The Company participates in the Sussex and JG medical, casualty, property and liability insurance programs. The Company's annual cost of insurance during the year ended January 31, 1995 (fiscal 1995) was approximately $2,621,000.

     JG charges the Company for administration services performed on behalf of the Company. Charges for such services for fiscal 1995 were $768,000.

     Effective October 28, 1993, JG, Sussex and Jupiter entered into a Stock Purchase and Loan Agreement. Under the terms of the agreement, JG, through Sussex, borrowed $5,075,000 from Jupiter on October 29, 1993. The note was repaid per the terms of the agreement on February 4, 1994 by the transfer of 700,000 shares of the Company Common Stock from Sussex to Jupiter, along with interest at the prime rate. Effective November 30, 1994, Sussex and Jupiter entered into a Stock Purchase Agreement whereby Sussex sold an additional 100,000 shares of the Company Common Stock to Jupiter for $800,000. As a result of the transactions described above, Sussex and Jupiter now own approximately 35.6% and 20.3% of the Company Common Stock, respectively.

     The Stock Purchase and Loan Agreement and Stock Purchase Agreement (the "Agreements") contain an option which allows Sussex to repurchase any or all of the 800,000 shares on or prior to February 4, 1996 at a purchase price ranging from $7.25 to $8.00 per share, plus interest. The Agreements also contain a provision which requires Jupiter to vote the 800,000 shares of the Company Common Stock for the election of a majority of the Board as Sussex shall direct. As a result of this voting provision, JG, through Sussex, retained effective control of the Company.